[Letterhead of The Talbots, Inc.]
March 3, 2010
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Talbots, Inc. Registration Statement on Form S-4 (File No. 333-165111)
Ladies and Gentlemen:
     Reference is made to the Registration Statement on Form S-4 (File No. 333-165111) filed with the Securities and Exchange Commission by The Talbots, Inc. on March 1, 2010 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of registration fee table:
     “The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”
     If you have any questions, please contact Ivan Presant, Esq. of Dewey & LeBoeuf LLP at (212) 259-7405.

Sincerely, THE TALBOTS, INC.
By:	/s/ Richard T. O’Connell, Jr.
Richard T. O’Connell, Jr.
Secretary and Executive Vice President